Exhibit 21.1

Subsidiaries of Medifast, Inc.

Corporate Subsidiaries	State of Incorporation
Corporate Events, Inc.	Delaware
Jason Enterprises, Inc.	Delaware
Jason Pharmaceuticals, Inc.	Maryland
Jason Properties, LLC	Delaware
Medifast Franchise Systems, Inc.	Delaware
Medifast Nutrition, Inc.	Ontario, Canada
Performance Products, LLC	Delaware
OPTAVIA, LLC	Delaware
Seven Crondall Associates, LLC	Maryland